Thomas L. German, Ph.D. – Chief Science Officer: Dr. German is currently Professor Emeritus Department of Entomology, University of Wisconsin-Madison.

Also serves as visiting scholar and lecturer of the Tianjin Vegetable Institute and Lecturer and Consultant to Nanjing Agricultural Institute. From 2005-2010, Professor German was the Professor of the Department of Entomology and from 2002-2005 he was the Chair of the Department of Entomology. From 2000 to 2002 he was the Professor of the Department of Entomology. From 1990 through 1998, Professor German held Assistant Professor, Associate Professor, Professor, and Professor and Chair positions within the Department of Plant Pathology, University of Wisconsin-Madison, and Director of the Wisconsin Seed Potato Certification Program. From 1985 to 1990, Professor German was the Associate Professor of the Department of Plant Pathology, University of Hawaii, and Honolulu, Hawaii. From 1980 to 1983, Professor German was a Project Associate with the Department of Veterinary Science, University of Wisconsin-Madison. From 1976 to 1979, Professor German was the Project Associate with the Department of Horticulture, University of Wisconsin-Madison. From 1974 to 1975, he was a Postdoctoral Research Associate in the Department of Plant Pathology, University of California, and Riverside, CA. In 1968, he was a Teaching Assistant at Michigan State University, East Lansing, Michigan. From 1966 to 1968, he taught high school biology at Hamilton High School, Milwaukee, Wisconsin.

Due to Professor German's extensive background in plant pathology, virology, seed potato certification, insect and virus transmission, entomology, and molecular biology, he is uniquely qualified to lead the Corporation's Strategic Research activities.

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Thomas L. German

Thomas L. German was born in Aurora, IL, and raised in Eau Claire, WI. He received a B.S. degree in zoology (1963) at University of Wisconsin (UW), Madison and a degree in secondary education (biology and chemistry) from UW, Eau Claire (1965). He taught high school biology in Milwaukee (1966–1968), after which he completed his M.S. degree in biological sciences at Michigan State University, East Lansing, MI, in less than one year (1968). German's fascination with viruses led to his Ph.D. degree in plant pathology (UW Madison, 1974).

Throughout his scientific career, German reached for excellence, focusing on asking the best scientific questions and tirelessly working toward understanding very difficult problems. The excellence of his publications across many years speaks volumes, as does his choice to focus on tospoviruses, whose genome is multipartite with negative sense and ambisense strands, characteristics preventing creation of infectious clones and use of reverse genetics. German has worked on the cutting edge of virology to answer fundamental questions about virus infection and vector/virus relationships. His early studies on the localization of viral RNA in *Pea enation mosaic virus*-infected vesicles presaged very contemporary work on viral-membrane-bound replication factories. He further elucidated the properties of the viral RNA, including excellent micrographs, a very significant and difficult accomplishment at the time. German's interest in plant and animal viruses led to several post-doctoral projects with leaders in virology, including William Dawson (1974–1975), Timothy Hall (1976–1979), Richard Marsh (1980–1983), and Gus de Zoetan (1983–1985). Among his early accomplishments was research with the scrapie agent that resulted in procedures ultimately used to discover prions. In a milestone discovery for understanding viral polymerases, he revealed highly active template-specific RNA-dependent RNA polymerase from barley leaves infected with *Brome mosaic virus*.

In 1985, German joined the faculty of the Department of Plant Pathology, University of Hawaii, where he led a robust research and teaching program in plant virology that set new standards of excellence for that institution. His discoveries there launched current exciting work being done internationally on tospoviruses and their thrips vectors and laid the foundation for understanding the viral etiology of mealybug wilt of pineapple, a previously intractable problem for the pineapple industry globally. In 1990, he was recruited to UW Madison as an assistant professor and director of the Wisconsin Seed Potato Certification Program (WSPCP), a program he directed until July 2000. In 1995, German advanced to full professor and was elected as chair of the Department of Plant Pathology (1995–1998), while he continued to serve as director of WSPCP. In recognition of his cross-disciplinary understanding and leadership in plant virus/insect interactions, German was appointed as a faculty member in the UW Department of Entomology in 2000. He served as chair of the Department of Entomology from 2002 to 2005, becoming the first person in the College of Agriculture and Life Sciences at UW Madison to be elected (not merely appointed) to a chair position in two different departments. In 2010, he was appointed professor emeritus and continues to conduct research and contribute to the campus. German has been an exemplary educator and extraordinarily successful mentor of 11 graduate students, a host of post-doctoral researchers, and many assistant professors. Without question, German's guidance as a major professor has produced the up and coming leaders in tospovirology, plant virus/insect vector interactions, and molecular virology (e.g., Anna Whitfield, Scott Adkins).

At the heart of his success as an educator is his gift for taking complex concepts and making them accessible to diverse groups of people with different levels of understanding. The many invited presentations and media interviews he has done on a wide range of topics are testimony to the respect he has earned internationally. Beyond this, his reputation as a thoughtful, compassionate, and fair individual resulted in many invitations to serve on review teams for departments, research stations, tenure and promotion committees, and grant panels. He has generously served the academy and the professions of virology and entomology in many capacities. German has an extraordinary ability to balance robust teaching and intensive administrative duties, while advancing fundamental research and contributing substantially to applied research and outreach. He has been a leader in understanding the interactions between *Tomato spotted wilt virus* (TSWV) and thrips vectors. Since 1990, German's research has been cited nearly 1,200 times in refereed articles around the globe, e.g., his article on *Tospovirus* biology and diagnosis has been cited nearly 200 times, on multidisciplinary approaches to management nearly 110 times, and his milestone discovery that TSWV replicates in its thrips vector has been cited more than 114 times. The latter finding completely altered the context in which we study tospoviruses, impacting our views on all topics from management to host plant resistance to evolution of virus/vector relationships.

German's ability to bring together and facilitate diverse teams of scientists is the hallmark of his leadership. This skill became evident at the first Tospovirus/Thrips Workshop held in the mid-1980s. His leadership and clear communication contributed significantly to the development of a workshop series that ultimately grew into an International Thysanoptera/Tospovirus group that continues to meet every three to four years. These meetings have grown from 15–20 scientists mostly from the United States to more than 100 scientists from nearly 70 countries. German served on the program organizing committee for the largest of these meetings (Asilomar, 2005). His legacy of leadership and excellence continues as his students have assumed much of the leadership of this international group. German has been a selfless collaborator in the international tospovirus arena for 25 years, contributing clear and frequent communication among the leaders of tospovirus research. Without his sustained excellence and leadership, many of the accomplishments in understanding tospovirus biology and vector relationships that have come to bear in recent years would not have been possible.

German is richly deserving of recognition as an APS fellow for his exemplary performance as an educator and a mentor, depth and breadth in basic and applied research in virology and seed potato pathology, outreach, administration, and professional service.